UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 12, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)
SIBANYE GOLD ENTERS INTO SECTION 189 CONSULTATIONS ON THE FUTURE OF
THE COOKE 4 MINE
Westonaria 25 July 2014: Sibanye Gold (JSE: SGL & NYSE: SBGL)
advises shareholders that a consultation process in terms of section
189A of the Labour Relations Act 66 of 1995 ("LRA") will be entered into with organised labour and other relevant stakeholders, in order to initiate formal consultations aimed at identifying and implementing sustainable solutions to ensure delivery of the required productivity and profitability levels at the Cooke 4 mine.
The Cooke assets were primarily acquired for the significant gold and uranium mineral resources and reserves associated with the surface tailings material. These resources are critical in bringing to account Sibanye’s West Rand Tailings Retreatment Project or
(“WRTRP”).
The Section 189 process involves a 60 day consultation period with trade unions and affected employees, facilitated by the CCMA.
Sibanye entered into a similar process at Beatrix West Section in
April 2013 following an underground fire which threatened the viability of the operation. Remedial action and restructuring undertaken following the section 189 consultation process, resulted in a significant improvement in profitability at Beatrix West Section and an extension of its forecast operating life.
The Cooke 1, 2 and 3 mines continue to operate in line with
forecasts and will not be directly affected by the Section 189 process at Cooke 4.
ENDS

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 12, 2014
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer